# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Concept Energy, Inc., CIK 0000105744
CUSIP: 643611106
Title of class of securities: common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234
Date of event which requires filing of this statement: 08/28/2025
Filed by CIK 0001267710
Persons authorized to receive notices and communications: Erik L. Johnson, 1603 LBJ Freeway,, Suite 800, Dallas, Texas (TX), 75234, 469-522-4200; Steven C. Metzger Metzger, 4709 W Lovers Lane, Suite 200, Dallas, Texas (TX), 75205, 214-740-5030

## Reporting persons
- REALTY ADVISORS INC (CIK 0001267710): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 400,000; shared voting power 0; sole dispositive power 400,000; shared dispositive power 0; aggregate amount beneficially owned 400,000 (7.8% of the class)
- May Realty Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 400,000 (7.8% of the class)
  Comment: May Realty Holdings, Inc is the 100% owner of all the outstanding stock of Realty advisors, Inc., and in turn, May Realty Holdings, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips, deceased, known as the "May Trust."

## Item 1. Security and Issuer
Title of class of securities: common stock, par value $0.01 per share
Name of issuer: New Concept Energy, Inc.
Address of issuer's principal executive offices: 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234

## Item 2. Identity and Background
Name of person filing: This Amendment No. 6 (the "Amendment") is filed to reflect the sale by Realty Advisors, Inc. ("RAI" or the "Reporting Person") of 246254 Shares of common stock of the Issuer on 8/28/2025 previously reported on a timely filed Form 4 in a privately negotiated transaction. RAI is wholly-owned by May Realty Holdings, Inc., a Nevada corporation ("MRHI") which in turn is owned by a trust for the benefit of the children of Gene E. Phillips, deceased, known as the "May Trust."
Residence or business address: 1603 LBJ Freeway, Suite 800, Dallas, TX 75234.
Present principal occupation or employment: RAI is engaged in the real estate business.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: USA, Nevada corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A the transaction described in Item 5(c) was a sale for cash.

## Item 4. Purpose of Transaction
Purpose of transaction: RAI has no present plans or proposals which would result in any of (b) through (j) above, but RAI is available to consider any proposal to dispose of Shares at attractive prices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 5,131,935 Shares of common stock, par value $0.01 per share of the Issuer are believed to be issued and outstanding, of which RAI owns 400,000 Shares (7.79433% of the outstanding).
Number of shares as to which each person has sole or shared power to vote or dispose: 400,000 Shares are owned by RAI which has the sole power to direct the vote or to dispose of such 400,000 Shares.
Transactions in the class effected during the past sixty days: On August 28, 2025, RAI sold 246,254 Shares of the Issuer to RFA Portfolio, Inc., a Nevada corporation for $1.15 per Share cash (a total of $293,192.10), in a privately negotiated transaction.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: none

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: none

## Signatures
- REALTY ADVISORS INC: Realty Advisors, Inc., Eric L. Johnson, President (01/02/2026)
- May Realty Holdings, Inc.: May Realty Holdings, Inc., Gina H. Kay, Vice President and Treasurer (01/02/2026)